ELDORADO GOLD CORPORATION

THE ANNUAL MEETING OF SHAREHOLDERS

To Be Held On May 4, 2006

TO:

The Shareholders of Eldorado Gold Corporation

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders of Eldorado Gold Corporation (the “Company”) will be held at the Terminal City Club, 837 West Hastings Street, British Columbia on Thursday, the 4th day of May, 2006, at 3:00 p.m., for the following purposes:

1.

To receive the consolidated financial statements of the Company for the financial year ended December 31, 2005 and the report of the auditors thereon;

2.

To fix the number of directors of the Company for the ensuing year at seven (7);

3.

To elect seven (7) directors to hold office until the close of the next annual meeting of shareholders of the Company;

4.

To appoint auditors for the ensuing year;

5.

To authorize the directors to fix the remuneration to be paid to the auditors of the Company;

6.

To consider and if considered appropriate, pass an ordinary resolution approving the adoption of amendments to the Company’s shareholders rights plan;

7.

To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are: (1) a management information circular, which provides additional information relating to the matters to be dealt with at the Meeting; (2) a form of proxy and notes to proxy; (3) a return envelope for use by shareholders to send in their proxy; (4) a request card for use by shareholders who wish to receive our interim and annual financial statements; and (5) the Company’s 2005 Annual Report.

The Board of Directors of the Company have fixed March 20, 2006 as the record date for the determination of shareholders of the Company entitled to receive this Notice of Meeting and to attend and vote at the Meeting.

If you are a registered holder (a “Shareholder”) of Common Shares and are unable to attend the Meeting in person, please complete, sign, date and return the enclosed form of proxy.  A proxy will not be valid unless it is deposited at the office of Computershare Trust Company, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 by 3 p.m., Vancouver time, on May 2, 2006.

If you are a non-registered Shareholder and a non-objecting beneficial owner, and receive a voting instruction form from our transfer agent, Computershare, please complete and return the form in accordance with the instructions of Computershare.  If you do not complete and return the form in accordance with such instructions, you may lose your right to vote at the meeting, either in person or by proxy.

If you are a non-registered Shareholder of the Company and an objecting beneficial owner and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy.

DATED at Vancouver, British Columbia, this 20th day of March, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

“Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

These securityholder materials are being sent to both registered and non-registered owners of the securities.  If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.

ELDORADO GOLD CORPORATION
MANAGEMENT INFORMATION CIRCULAR
MARCH 20, 2006

FOR
THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON May 4, 2006

PURPOSE OF SOLICITATION

This management information circular (the “Information Circular”) is being provided to you in connection with the solicitation of proxies by management (“Management”) of Eldorado Gold Corporation (the “Company”, “us”, “we” or “our”) for use at our annual general meeting of shareholders (“Shareholders”) of the Company to be held at 3:00 p.m. on May 4, 2006 and at any and all adjournments thereof (the “Meeting”), at the place and for the purposes set forth in the Notice of Meeting.

The solicitation is made by Management.  The cost of this solicitation will be borne by us.  It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by our directors, officers or regular employees at nominal cost.  We will also pay the broker-dealers, banks or other nominee Shareholders of record their reasonable expenses in mailing copies of the meeting materials to beneficial owners of common shares (“Common Shares”) of the Company.

Unless otherwise specified, all information provided in this Information Circular is as at March 20, 2006.  All dollar amounts in this Information Circular are in Canadian currency, unless otherwise specified.

RECORD DATE

The directors have set March 20, 2006 as the record date for determining which Shareholders holding Common Shares of record shall be entitled to receive the Notice of the Meeting and to attend and vote at the Meeting.

APPOINTMENT OF PROXIES

The persons named in the accompanying form of proxy are officers and directors of the Company and are Management designees. You as Shareholder of record have the right to designate a person (who need not be a Shareholder) to attend and vote for you at the Meeting.  You may exercise this right by either striking out the printed names and inserting in the blank space provided in the enclosed form of proxy the person’s name which you wish to designate or by completing another proper form of proxy and in either case delivering the completed proxy to the office of our registrar and transfer agent, Computershare Trust Company, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 by 3 p.m., Vancouver time, on May 2, 2006.

A proxy will not be valid unless signed by you as Shareholder of record or by your attorney duly authorized in writing.  If you are the representative of a Shareholder of record that is a corporation or association, the form of proxy should bear the seal of the corporation or association, and must be executed by an officer or an attorney duly authorized in writing.  If the form of proxy is executed by an attorney for an individual Shareholder or by an officer or attorney of a Shareholder that is a corporation or association, the instrument so empowering the officer or attorney, as the case may be, or a notarial copy thereof, must accompany the form of proxy.

REVOCATION OF PROXIES

In addition to revocation in any manner permitted by law, you may revoke your proxy by an instrument in writing signed by you as Shareholder of record or by your attorney duly authorized in writing.  If you are a representative of a Shareholder that is a corporation or association, the instrument in writing should bear the seal of the corporation or association and must be executed by an officer or by an attorney duly authorized in writing.  To be effective the revocation instrument must be deposited with the Company’s registered office, c/o Fasken Martineau DuMoulin LLP, Suite 2100, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3G2, Attention: Josh Lewis, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or at any adjournment thereof, and upon either of such deposits the proxy is revoked.

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted (including the voting on any ballot) or withheld from voting in accordance with your instruction as a Shareholder of record.  If you, as a Shareholder, specify a choice on the enclosed form of proxy with respect to any matter to be acted upon, your shares will be voted in accordance with your instructions as specified in the proxy you deposit.  In the absence of any such specification, the Management designees, if named in the enclosed form of proxy, will vote in favour of the matters set out therein.

The Management designees named in the enclosed form of proxy are directors and officers of the Company and have indicated their willingness to represent as Proxyholder the Shareholder who appoints them.

The enclosed form of proxy, when properly signed, confers discretionary authority upon the persons named therein with respect to amendments or variations of matters identified in the Notice of Meeting and any other matters which may properly be brought before the Meeting.  As of the date hereof, Management is not aware that any such amendments to, variations of or other matters are to be presented for action at the Meeting.  However, if any other matters which are not now known to Management should properly come before the Meeting, then the Management designees intend to vote in accordance with the judgment of Management.

The number of votes required for approval of any matter that will be submitted to a vote of Shareholders at the Meeting is a simple majority of the votes cast, unless otherwise indicated in this Information Circular.

SPECIAL INSTRUCTIONS FOR VOTING BY NON-REGISTERED HOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Many Shareholders are “non-registered” shareholders because the shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered Shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

There are two kinds of Non-Registered Holders - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).   Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”), issuers can request and obtain a list of their NOBOs from intermediaries via their transfer agents and use the NOBO list for distribution of proxy-related materials directly (not via ADP) to NOBOs.

This year, we have decided to take advantage of those provisions of NI 54-101 that permit us to directly deliver proxy-related materials to our NOBOs who have not waived the right to receive them.  As a result NOBOs can expect to receive a scannable Voting Instruction Form (VIF) together with the Notice of Meeting, this Information Circular, the 2005 Annual Report and related documents from our transfer agent, Computershare Trust Company of Canada (or Computershare Investor Services Inc., as the case might be) "Computershare". These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions.  In that regard, Computershare is required to follow the voting instructions properly received from NOBOs.  Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs they receive.  NOBOs should carefully follow the instructions of Computershare, including those regarding when and where to complete VIFs that are to be returned to Computershare.  Should a NOBO wish to vote at the Meeting in person, the NOBO must request a form of legal proxy from Computershare that will grant the NOBO the right to attend the Meeting and vote in person.

NOBOs that wish to change their vote must in sufficient time in advance of the Meeting contact Computershare to arrange to change their vote.

In accordance with the requirements of NI 54-101, we have distributed copies of the Notice of Meeting, this Information Circular, the form of proxy and related documents together with the 2005 Annual Report (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to OBOs.  Intermediaries are required to forward the Meeting Materials to OBOs unless in the case of certain proxy-related materials the OBO has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to OBOs.  With those Meeting Materials, Intermediaries or their service companies should provide OBOs of Common Shares with a “request for voting instruction form” which, when properly completed and signed by such OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.  The purpose of this procedure is to permit OBOs of Common Shares to direct the voting of the Common Shares that they beneficially own. Should an OBO of Common Shares wish to vote at the Meeting in person, the OBO should follow the procedure in the request for voting instructions provided by or on behalf of the Intermediary and request a form of legal proxy which will grant the OBO the right to attend the Meeting and vote in person.  OBOs should carefully follow the instructions of their Intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.

Only registered Shareholders have the right to revoke a proxy.  OBOs of Common Shares who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set above.

COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

As at the date of this Information Circular, we have 339,901,489 (calculated as at March 20, 2006) Common Shares issued and outstanding.  Each Shareholder of record at the close of business on March 20, 2006 (the “Record Date”) is entitled to one vote on a ballot at the Meeting for each Common Share held by such Shareholder.  Two voting persons present or deemed to be present and authorized to cast in the aggregate not less than 5% of the total votes attaching to all shares carrying the right to vote at the Meeting will constitute a quorum at the Meeting.  Voting persons are Shareholders, duly authorized representatives of Shareholders or proxyholders of Shareholders, entitled to vote at the meeting.

As at March 20, 2006, there is no person who is known to the Company, its directors or officers, to beneficially own, directly or indirectly, or to exercise control or direction over, shares carrying more than 10% of the votes attached to shares of the Company.

ELECTION OF DIRECTORS

Our Articles and By-Laws provide that our Board of Directors (the “Board” or the “Board of Directors”) is to consist of a minimum of three (3) directors and a maximum of twenty (20) directors.  The existing Board consists of seven (7) directors and for this forthcoming year, the Board proposes to fix the number of directors at seven (7).   Accordingly, we intend to place before the Meeting for approval, a resolution fixing the number of directors at seven (7) directors. We also propose the persons named in the table below be nominated at the Meeting to serve as directors of the Company for the ensuing year.  All nominees are currently directors of the Company.  Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with our Articles and By-Laws, he becomes disqualified to act as a director or is removed in accordance with the Canada Business Corporation Act (the “CBCA”).

The Corporate Governance and Nominating Committee (the “CGNC”) is responsible for the identification of nominee directors to the Board.  On an annual basis the CGNC reviews the size and composition of the Board and qualification criteria for Board members that reflects an appropriate mix of expertise, skills, attributes and personal and professional backgrounds for service as directors  of the Company.  The CNGC also performs an annual review of incumbent directors’ performance and attendance at Board and Committee meetings in connection with the CGNC’s consideration of Directors to be recommended for election at the Company’s annual meeting.  The review seeks to identify specific areas, if any, in need of improvement or strengthening and advance discussions by the Board in an assessment of the Board’s composition and independence.

Based on its review, the CGNC recommends a slate of nominee Directors to be elected at the annual shareholders meeting who meet the established criteria and who have sufficient time available to devote to the affairs of the Company.  This year the CGNC has recommended that the persons named in the table below be put forth to the shareholders as director nominees.

Except as noted under “Voting of Proxies”, proxies received in favour of Management designees will be voted for the following proposed director nominees (or for substitute nominees in the event of contingencies not known at present).  No class of shareholders has the right to elect a specified number of directors or to cumulate their votes with respect to the election of directors.

The following table sets forth certain information with respect to persons to be nominated for election as a director.  All proposed nominees are currently directors of the Company whose current term of office will expire as of the close of the Meeting.  The following information concerning the respective nominees has been furnished by each of them:

Name of and Province and Country of Residence of Proposed Nominee Directors and Present Position with the Company	Principal Occupation(1)	Director Since	Approximate Number of Common Shares Beneficially Owned Directly or Indirectly or over which Control or Direction is Exercised as of the Date Hereof(2)
JOHN S. AUSTON (4) (5) British Columbia, Canada Independent Director (6)	Corporate Director	April 2003	8,000
K. ROSS CORY (3) (5) British Columbia, Canada Independent Director (6)	Senior Vice President, Raymond James Ltd.	April 2003	Nil
ROBERT R. GILMORE (3)(4) Colorado, U.S.A. Independent Director (6)	Independent Mining Consultant	April 2003	Nil
WAYNE D. LENTON (4) Arizona, U.S.A. Independent Director (6)	Independent Mining Consultant	June 1995	40,700
HUGH C. MORRIS (3) (5) British Columbia, Canada Independent Director (6)	Independent Mining Consultant	January 1995	110,000

Name of and Province and Country of Residence of Proposed Nominee Directors and Present Position with the Company	Principal Occupation(1)	Director Since	Approximate Number of Common Shares Beneficially Owned Directly or Indirectly or over which Control or Direction is Exercised as of the Date Hereof(2)
DONALD SHUMKA (3) British Columbia, Canada Independent Director (6)	President & Managing Director Walden Management Ltd.	May 2005	Nil
PAUL N. WRIGHT British Columbia, Canada President & Chief Executive Officer Eldorado Gold Corporation	President & Chief Executive Officer of the Company	March 1999	100,000

Note:

(1)

Except as set out below, the information as to occupation of the directors of the Company includes present principal occupation and occupations for the preceding five years unless the director was elected at a previous meeting of the Shareholders and was shown as a nominee for election as a director in the Information Circular of that meeting.

(2)

See “Compensation of Directors” for options granted to directors other than the President & Chief Executive Officer and, “Statement of Executive Compensation” for options granted to the President & Chief Executive Officer.

(3)

Member of the Audit Committee.

(4)

Member of the Compensation Committee.

(5)     Member of the Corporate Governance and Nominating Committee.

(6)

A director is considered independent if he has no direct or indirect material relationship with the Company, which in the view of the Board could reasonably be expected to materially interfere with the director’s independent judgment.

John S. Auston (B.Sc Honours Geology, McGill University; M.Sc Mineral Exploration, McGill University) was first elected to the Board of Directors of Eldorado Gold Corporation on April 30, 2003.  Mr. Auston also serves as a Corporate Director at Cameco Corporation and Centerra Gold Inc.  Previously he was President & CEO of Ashton Mining of Canada Inc. from 1996 to 2000 and President & CEO of Granges Inc. from 1993 to 1995.  Prior to this he held various senior executive positions in the minerals arm of the British Petroleum Group from 1980 to 1992.  Mr. Auston is an independent director and a member of the Compensation Committee and the Corporate Governance and Nominating Committee.

K. Ross Cory (MBA, Finance and International Business, UBC; B.Sc General Science, UBC) was elected to the Board of Directors of Eldorado Gold Corporation on April 30, 2003.  Mr. Cory also serves as a Corporate Director of Regalito Copper Corp., Northern Peru Copper Corp. and Lumina Resources Corp.  Mr. Cory has served in various senior executive and director capacities with Raymond James Ltd. (formerly Goepel, McDermid Inc. and Goepel Shields & Partners Inc.) since 1989 and is currently on long term leave.  Mr. Cory is an Independent Director and a member of the Audit Committee and the Corporate Governance and Nominating Committee.

Robert R. Gilmore (BSBA Accounting, University of Denver; CPA, Colorado) was elected to the Board of Directors of Eldorado Gold Corporation on April 30, 2003.  Mr. Gilmore is an Independent Financial Consultant.  From 1991 to 1997 Mr. Gilmore was the Chief Financial Officer of Dakota Mining Corporation and was the Chief Financial Officer of Teamshare Inc. in 2002. Mr. Gilmore is an Independent Director, Chairman of the Audit Committee and a member of the Compensation Committee.

Wayne D. Lenton (B.Sc Metallurgical Engineering, Montana School of Mines) was elected to the Board of Directors of Eldorado Gold Corporation in June 1995.  Mr. Lenton is an Independent Mining Consultant and serves on the Board of Directors of  Energold Drilling Ltd. and North American Tungsten Corp. Ltd.  From 1993 to 1995 Mr. Lenton served as the President & CEO of Canada Tungsten Inc., 1989 to 1993 President & CEO and Chairman of the Board of Canamax Resource Inc., 1985 to 1993 President & CEO and Chairman of the Board of Canada Tungsten Mining Corporation. Mr. Lenton is an Independent Director and the Chairman of the Compensation Committee.

Hugh C. Morris (B.Sc Mining Geologist, University of the Witwatersand; PhD Mining Geology, University of the Witwatersand; Fellow of the Royal Society of Canada; President, Canadian Global Change Program; Past President, Geological Association of Canada) was elected to the Board of Directors of Eldorado Gold Corporation in January 1995.  Mr. Morris is an Independent Mining Consultant and serves on the Board of Pacific Institute for the Mathematical Sciences, Diamondex Resources Ltd., Eureka Resources Ltd., Pacific Northern Gas Co. and Triex Minerals Corporation.  Mr. Morris served as the Chief Executive Officer and Chairman of Imperial Metals Corporation from 1983 to 1993 and was the acting President & Chief Executive Officer of Eldorado Gold Corporation from November 1998 to March 1999.  Mr. Morris is an Independent Director, the Non-Executive Chairman of the Board of Eldorado and a member of the Audit Committee and the Corporate Governance and Nominating Committee.

Donald Shumka (MBA, Harvard University; BA, UBC) was appointed to the Eldorado Board of Directors effective May 3, 2005.  Mr. Shumka is and has been since 2004, the  President and Managing Director of Walden Management Ltd a firm that provides financial consulting and advisory service to financial, manufacturing and processing industries. From 1993 to 2004, he was Managing Director, Raymond James Ltd.  He has extensive financial and management experience - 15 years in investment banking with Raymond James and CIBC World Markets, Canadian investment firms and 25 years in the forest industry where he was for a decade the Vice President Finance and Chief Financial Officer of West Fraser Timber Co. Ltd., Mr. Shumka is an Independent Director and a member of the Audit Committee.

Paul N. Wright (B.Sc Mining Engineering, Newcastle University; Member, Canadian Institute of Mining & Metallurgy) was elected to the Board of Directors of Eldorado Gold Corporation in 1999.  Mr. Wright has served as the President & CEO of Eldorado Gold Corporation since March 1999.  Prior to his appointment as President & CEO Mr. Wright was the President & Chief Operating Officer of the Company, the Senior Vice President Operations and the Vice President Mining.  Prior to joining the Company in 1996, Mr. Wright was the Vice President Mining & Project Development with Granges Inc. from 1991 to 1996, and the Manager Western Operations, Redpath Group of Cos. from 1986 – 1991.   Mr. Wright is an inside director of the Company.

On an annual basis the Company’s directors are asked to confirm that they have disclosed all their directorships.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides a summary of compensation earned during the financial year ended December 31, 2005 by our Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and up to three of our most highly compensated executive officers (other than the CEO and CFO) whose total annual salary and bonus was in excess of $150,000, and any of our former executive officers that would have been one of up to three of the most highly compensated executive officers except that the individual was not serving as an officer for us as of December 31, 2005 (collectively, the “Named Executive Officers”).

Name and Principal Position with the Company	Year	Annual Compensation			Long Term Compensation			All Other Compensa-tion(2) CDN($)
		Salary CDN($)	Bonus CDN ($)	Other Annual Compensation(1) CDN($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Restricted Shares Or Share Units CDN($)	LTIP Payouts CDN($)
Paul N. Wright President & Chief Executive Officer	2005 2004 2003	446,250 425,000 400,000	541,078 358,294 225,000	Nil Nil Nil	400,000 1,000,000 400,000	Nil Nil Nil	Nil Nil Nil	30,781 21,306 18,518
Earl W. Price Chief Financial Officer	2005 2004 2003	227,160 216,300 210,000	176,049 110,854 91,875	Nil Nil Nil	150,000 450,000 110,000	Nil Nil Nil	Nil Nil Nil	9,714 17,282 13,222
Norm Pitcher Chief Operating Officer	2005 2004 2003 (3)	225,280 148,130	136,450 79,002 Nil	Nil Nil Nil	300,000 175,000 175,000	Nil Nil Nil	Nil Nil Nil	20,041 8,065 734
Berne Jansson (4) Vice President, Operations	2005 2004 2003	223,750 169,195 68,444	75,421 71,370	Nil Nil Nil	125,000	Nil Nil	Nil Nil	31,429 32,344
Dawn Moss Corporate Secretary	2005 2004 2003	123,600 114,000 95,000	79,104 49,020 33,250	Nil Nil Nil	150,000 175,000 50,000	Nil Nil Nil	Nil Nil Nil	20,151 16,160 12,631

Note:

(1)

The aggregate amount of perquisites and other personal benefits that are less than $50,000 and 10% of the total annual salary and bonus for any of the Named Executives are not reported.

(2)

Unless otherwise specified, amounts reported in this column refer to the dollar values of insurance premiums paid with respect to term life insurance, medical benefits and amounts contributed in respect of an employee savings plan.

(3)

Norman Pitcher joined the Company on November 3, 2003 in the position of Manager, Exploration  and was appointed Vice President, Exploration & Development on May 14, 2004 and further to the position of Chief Operating Officer on July 1,  2005

(4)

Berne Jansson joined the Company on September 1, 2003 in the position of General Manager, Kisladag Project, Turkey and was appointed Vice President, Operations on March 31, 2005.

Option Grants During the Financial Period Ended December 31, 2005

We granted the following options to the Named Executive Officers during the financial year ended December 31, 2005:

Option/SARs Grants During 2005 Financial Year

Name	Common Shares Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in financial year	Exercise or Base Price (CDN$/Share)	Market Value of Common Shares Underlying Options on the Date of Grant (CDN$/Share)	Expiration Date
Paul N. Wright	400,000	14.3%	$3.37	$3.37	January 27, 2010
Earl W. Price	150,000	5.3%	$3.37	$3.37	January 27, 2010
Norman Pitcher	300,000	10.7%	$3.37	$3.37	January 27, 2010
Berne Jansson	125,000	4.5%	$3.30	$3.30	March 30, 2010
Dawn Moss	150,000	5.3%	$3.37	$3.37	January 27, 2010

Note:

(1)

See “Incentive Stock Option Plans” for a description of the terms that apply to the options.

Aggregated Options Exercised During 2005 Financial Year
and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (CDN$)	Unexercised Options/SARs at December 31, 2005 Exercisable/ Unexercisable (#)	Value of Unexercised in-the-Money Options/SARs at December 31, 2005 Exercisable/ Unexercisable(1) ($)
Paul N. Wright	275,000	358,323	1,133,333 /266,667	2,299,333 / 61,867
Earl W. Price	0	0	500,000 /100,000	1,011,500/232,000
Norman Pitcher	100,000	147,108	275,000 / 275,000	452,500 /662,000
Berne Jansson	75,000	106,645	225,000/100,000	459,000/239,000
Dawn Moss	65,000	122,183	225,000 /100,000	464,250 / 232,000

Note:

(1)

Based on a market value of Cdn$5.69 per share, being the closing trading price per Common Share on the TSX as of December 31, 2005.

Employment Contracts

Mr. Paul Wright entered into an employment agreement with the Company dated May 13, 2004.  Under the terms of Mr. Wright’s agreement upon termination without cause, relocation prior to March 24, 2006, adverse change in his salary, duties or responsibilities, or in the case of change of control(1) Mr. Wright is entitled to receive any amounts owed in respect of vacation or sick leave and an amount equal to three times his annual salary and bonus (based upon his salary and bonus in the twelve months prior to termination) and continuation of his benefits for 12 months after his termination.

Mr. Earl Price entered into an employment agreement with the Company dated May 13, 2004.  Under the terms of Mr. Price’s agreement upon termination without cause, adverse change in his salary, duties or responsibilities, or in the case of change of control(1) Mr. Price is entitled to receive any amounts owed in respect of vacation or sick leave and an amount equal to two years times his annual salary and bonus (based upon his salary and bonus in the twelve months prior to termination) and continuation of his benefits for 12 months after his termination.

Mr. Norman Pitcher entered into an employment agreement with the Company dated May 13, 2004.  Under the terms of Mr. Pitcher’s agreement, upon termination without cause; adverse change in his salary, duties or responsibilities; or in the case of change of control(1) Mr. Pitcher is entitled to receive any amounts owed in respect of vacation or sick leave and an amount equal to two years times his annual salary and bonus (based upon his salary and bonus in the twelve months prior to termination) and continuation of his benefits for 12 months after his termination.

Mr. Berne Jansson entered into an employment agreement with the Company dated September 2003 which was amended in March 2005.  The Employment Agreement is for an indefinite term and contains provisions regarding base salary, paid vacation time, eligibility for benefits and option grants.  The Employment Agreement also contains confidentiality provisions of indefinite application and non-competition clauses that apply for one year following termination. Under the terms of Mr. Jansson’s agreement upon termination without cause, the Employment Agreement entitles Mr. Jansson to continuation of health benefits for up to twelve months, payment of all wages owing, and a severance payment of two times annual salary and bonus (collectively, the “Severance Package”).  In addition, if a change in control (as defined in the Employment Agreement) occurs, Mr. Jansson has the right to elect, under his Employment Agreement, to terminate his employment by notice in writing within 30 calendar days of the change and receive his Severance Package.

Ms. Dawn Moss entered into an employment agreement with the Company dated May 13, 2004.  Under the terms of Ms. Moss’s agreement, upon termination without cause; adverse change in her salary, duties or responsibilities; or in the case of change of control (1) Ms. Moss is entitled to receive any amounts owed in respect of vacation or sick leave and an amount equal to two years times her annual salary and bonus (based upon his salary and bonus in the twelve months prior to termination) and continuation of her benefits for 12 months after his termination.

Note:

(1)

Change of control means:

(i)

an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the Company;

(ii)

the amalgamation or consolidation (the “Transaction”) of the Company with, or merger of the Company unless (a) the Company is the surviving company after the Transaction; and (b) after giving effect to the Transaction at least 60% of the voting rights attached to all outstanding voting shares of the Company or the company resulting from the Transaction are held by at least 60% of the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to the Transaction;

(iii)

the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company in terms of gross fair market value to any person unless (a) the disposition is to a corporation; and (b) immediately after the disposition, at least 60% of the voting rights attached to all outstanding voting shares of the corporation are owned by the Company or its affiliates or by persons who held at least 60% of the voting rights to all outstanding voting shares of the Company immediately before giving effect to the disposition.

Indebtedness of Directors, Executive Officers, Officers and Employees

As of March 20, 2006 there was no indebtedness to us or any of our subsidiaries (other than routine indebtedness) or to another entity if the indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement provided by us or any of our Subsidiaries by our current and former directors, officers and employees.

Composition of the Compensation Committee

During the year ended December 31, 2005, the following individuals served as members of our Compensation Committee:  Wayne Lenton (Chairman), John Auston and Robert Gilmore, who were all Independent Directors of the Company during the time they served.  None of the members of our Compensation Committee are officers or employees or were former officers or employees of the Company or any of our subsidiaries, had or has any relationship that requires disclosure hereunder in respect of indebtedness owed to the Company or any interest in material transactions involving the Company. In addition, none of our executive officers have served on the Compensation Committee (or in the absence of such committee the entire Board of Directors) of another issuer whose executive officer is a member of our Compensation Committee or Board of Directors.   See “Corporate Governance – Compensation Committee”.

Report On Executive Compensation

The Company’s commitment is to enhance shareholder value through the discovery and acquisition of gold reserves, and the operation of profitable mines.  In order to maximize its commitment, the Company designs its compensation packages to attract highly skilled, experienced and knowledgeable employees in a competitive human resource market by providing appropriate salaries and incentives and by creating a work environment that allows employees to maximize his/her potential within their chosen careers.

The Compensation Committee is responsible for, among other things, the annual review of the Company’s short-term and long-term policies for attracting, developing and motivating executive officers of the Company.  The Compensation Committee met 6 times in 2005 to review compensation policies relating to the Company and its subsidiaries and to approve specific compensation awards and benefits.

Executive Compensation Practices

The mandate of the Compensation Committee is to review the terms of employment of the Company’s executive officers annually, to review and approve, on an annual basis the Chief Executive Officer’s and the senior executives performance objectives and assess the performance of the Chief Executive Officer for the prior year, to review the competitiveness and effectiveness of the Company's compensation plan, and to report to the Board the Committee's findings and recommendations.  The Terms of Reference for the Compensation Committee approved by the Board of Directors on February 3, 2006 are attached as Schedule “A” hereto and can be found on the Company’s website www.eldoradogold.com.

The Compensation Committee’s executive compensation practices are based on combining the talents of the executive officers with the Company’s stated commitments.  Executive compensation addresses both the short-term and long-term interests of the Company and is linked to the performance of the Company and individual accomplishments.  The Company compensates executive officers at a level and in a manner that allows the Company to be able to attract, motivate and retain individuals with exceptional executive skills.  In addition, the executive compensation packages recognize and reward executive officers based upon their individual and corporate performance as determined and approved on an annual basis by the Board of Directors.  The Compensation Committee monitors levels of executive remuneration to determine whether overall compensation reflects the Company’s objectives and philosophies and meets the Company’s desired relative compensation position.  The key components comprising executive officer compensation are base salary, annual bonus (short-term incentives), participation in the executive’s RRSP contribution and in an incentive stock option plan (long-term incentives).

The Compensation Committee approves salary ranges for executive officers of the Company based on competitive industry data for the markets in which the Company operates, including the Coopers Consulting 2005 Mining Salary Survey Corporate Report – Canada and the Western Compensation & Benefits 2005 National Executive Compensation Survey.  In establishing base salaries and salary ranges, the objective of the Compensation Committee sets target levels which, over time, will be competitive with market salaries.  The Company’s compensation practices set target levels consistent with the median level in the group of comparable companies. Individual levels, which are set annually, may vary from this objective, depending upon individual performance levels.  The Chief Executive Officer does not participate in discussions or reviews relating to his own compensation.

As noted above, the Company provides annual incentive compensation to executive officers, including the Named Executives, through the provision of incentive bonuses (Short Term Incentive Plan “STIP”).  The STIP is designed to give an incentive to stretch the participant’s contribution; align the individual’s contribution with Company objectives, communicate key objectives which are valued most highly and reward senior management employees for achieving objectives commensurate with the business and operations of the Company.  The STIP provides for annual cash awards based on corporate, operational and individual results when measured against predetermined objectives and performance measures.  Incentive bonuses are awarded annually to executive officers, based on criteria as approved by the Board of Directors, and upon a detailed review of Company and individual performance over the prior financial year relative to each executive officer’s area of responsibility. The bonuses for the Named Executive Officers are set out under the Summary Compensation Table.

In determining the annual cash awards the Compensation Committee undertakes a process beginning in the first quarter of each calendar year.  The Committee meets with senior management to confirm the participants in the STIP and the corporate, operational and personal objectives of each participant.  In determining the objectives of the STIP Management and the Committee take into consideration the Company’s budget and business plan for the coming year and the individual participant’s role within the Company.  Objectives are assigned to the individual participant according to their position, their expertise and their level of influence in the corporate and operational areas of the Company’s activities.  Personal objectives are decided in consultation between Management and the individual participant and recommended to the Compensation Committee for approval.  Weightings are applied to the individual participant’s objectives according to his/her ability to impact the success of the objectives.  The STIP is recommended by the Compensation Committee to the Board of Directors for approval.

During the first quarter of the following year, the Compensation Committee reviews with Management the performance of the Company and the individual participant’s contribution to the success of the objectives.   The Committee may also take into consideration major events that have significant impact on the Company, but were outside the stated objectives in the STIP.  In consultation with Management the Compensation Committee will make a determination of the cash award to be paid in accordance with the STIP and make a recommendation to the Board of Directors for approval of the payment of the STIP to the participants.

The Company also has in place an incentive stock option plan, the Incentive Stock Option Plan, Officers and Directors (the “D&O Plan”).  The D&O Plan was designed to encourage executive officers to focus on the long-term interests of the Company and its Shareholders.  The Board has the authority to establish terms and conditions of each granted option, so long as such terms and conditions are not inconsistent with the provisions of the D&O Plan.   Stock Options granted under the D&O Plan are vested over three years and are issued at the closing price of the Company’s shares on the TSX on the day prior to the granting of the options.  (Refer to the section on “Incentive Stock Option Plans” for additional information).  The Company issued 1,125,000 options to the Named Executives under the incentive stock option plan during 2005.

CEO Compensation

The Compensation Committee’s CEO Compensation evaluates the President & CEO’s compensation package and compares such package with competitive compensation packages for positions of similar responsibility at gold mining companies that are, like the Company, publicly held.  By undertaking this evaluation the Compensation Committee determined that the President & CEO’s compensation package is appropriately designed to enhance shareholder value and  to provide compensation commensurate with the performance of the President & CEO.  In assessing the compensation paid to the President & CEO, the Committee also reviews available industry data relating to such companies collected from independent compensation surveys including the Coopers Consulting 2005 Mining Salary Survey Corporate Report – Canada,  the Western Compensation & Benefits 2005 National Executive Compensation Survey and information available in the public records.  The President & CEO’s salary increase for 2005 (an increase from Cdn$425,000 to Cdn$446,250 per year) was recommended by the Compensation Committee and approved by the Board of Directors and was determined to be competitive with similar positions and recognizes his contribution to the achievement of the Company’s goals.  A bonus of Cdn$541,078 was given to the President & CEO in recognition of his achievements in 2005.  His total compensation package for 2005 was $987,328.

Compensation Committee report approved by:

Wayne Lenton, Chairman
John Auston
Robert Gilmore

Incentive Stock Option Plans

We have an incentive stock option plan (the “Employee Plan”) in place for our employees.  The Employee Plan was established on June 6, 1994.  Subsequent amendments to the Employee Plan dated June 5, 1995, June 27, 1996, May 31, 2000, April 30, 2003, May 13, 2004 and April 28, 2005 were approved by resolutions of our Shareholders. As noted above, we also have an incentive stock option plan for our director and officers.  We established the D&O Plan on April 30, 2003.  Subsequent amendments to the D&O Plan was approved by the resolution of our Shareholders on April 28, 2005.  A subsequent housekeeping amendment was approved for the D&O Plan and the Employee Plan (collectively, the “Plans”) by our Board.

The Plans permit the granting of options to eligible participants to purchase up to a maximum of 24,881,297 Common Shares (13,822,947 for the Employee Plan and 11,058,350 for the D&O Plan) (representing a maximum of 8% (4.5% for the Employee Plan and 3.5% for the D&O Plan) of the issued and outstanding Common Shares as of the date hereof) which have been reserved for issuance under the Plans.  As of the date hereof, 7,016,539 options (2,990,001 for the Employee Plan and 3,935,000 for the D&O Plan and 91,538 for the Afcan Plan (see page 14 “Afcan Plan”)) to purchase 7,016,539 Common Shares or 2.1% of the issued and outstanding Common Shares have been granted to eligible participants, 11,543,641 Common Shares have been issued pursuant to the exercise of 11,543,641 options and a total of 6,403,396 (2,520,046 for the Employee Plan and 3,883,350 for the D&O Plan) options remain available to grant under the Plans.

Options that have expired or were exercised, cancelled or otherwise terminated are available for subsequent grants under the Plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights As at December 31, 2005 (a)	Weighted-average exercise price of outstanding options, warrants and rights As at December 31, 2005 (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) As at December 31, 2005 (c)
Equity compensation plans approved by securityholders	9,771,650	3.34	13,328,397
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	9,771,650	3.34	13,328,397

The Employee Plan provides that, the Board of Directors may from time to time grant options to acquire Common Shares to any person who is an employee, consultant or advisor of us or our affiliates or a director or officer of our affiliates.  The D&O Plan provides that the Board of Directors may from time to time grant options to acquire Common Shares to our directors and officers.  Options under the Plans are non-assignable and non-transferable otherwise than by will or by laws governing the devolution of property in the event of death.  Each option entitles the holder to one Common Share, subject to certain adjustments.  The exercise price for options granted under the Plans will be determined by the Board of Directors on the date of the grant, which price may not be less than the market value.  Market value is defined under the Option Plan as the closing price of the Common Shares on the TSX on the trading day immediately preceding the grant day and if there is no closing price, the last sale prior thereto.  The term of the Options granted is determined by the Board of Directors, options are granted in five year terms   Pursuant to the terms of the Plans, additional terms and conditions may be imposed by the Board of Directors on options granted under the Plans.  The Board imposes vesting restrictions on options granted under the Plans.  The Plans do not provide for the Company financially assisting any optionee in connection with the exercise of options.

Each Plan provides that the maximum number of Common Shares that may be issued and issuable to eligible participants pursuant to options granted under the Plan, when taken together with the number of Common Shares issued and issuable to eligible participants under our other previously established or proposed share compensation arrangements, may not exceed 9% of the issued and outstanding Common Shares on a non-diluted basis.  The Employee Plan provides that the maximum number of Common Shares issued and issuable pursuant to options granted under the Employee Plan to eligible participants, together with the number of Common Shares issued and issuable to such participants under any other previously established or proposed share compensation arrangements may not exceed 5% of the Common Shares outstanding on a non-diluted basis at the date of grant of the options.  The D&O Plan provides that the maximum number of Common Shares issued and issuable pursuant to options granted under the D&O Plan to eligible participants, together with the number of Common Shares issued and issuable to such participants under any other previously established or proposed share compensation arrangements, may not exceed 4% of the Common Shares outstanding on a non-diluted basis at the grant of the options.

The total number of Common Shares that may be reserved for issuance to any one participant pursuant to options granted under the D&O Plan may not exceed 1% of the Common Shares outstanding (on a non-diluted basis) on the grant date of the options.  The Employee Plan prohibits the granting of options to any single individual to purchase in excess of one-half of one percent (0.5%) of the then outstanding Common Shares. The total number of Common Shares that may be reserved for issuance to non-executive directors under both  Plans is limited to 0.5% of the issued Common Shares on the date of grant.

Subject to the limitations set out above the Plans permit reloading of Common Shares in circumstances where options have been exercised, which provision would need to be re-approved every three years in accordance with TSX requirements.

Unless otherwise determined by the Board in accordance with the terms of the Plan, if the holder of an option ceases to be an eligible participant under a Plan due to

(a)

retirement or disability, the holder has up to 365 days to exercise any vested options;

(b)

in the case of the D&O Plan only, termination of employment within the six months following a change of control , the holder has 180 days from the date of such termination to exercise vested options;

(c)

death, the holder’s estate has 365 days to exercise vested options;

(d)

any reason other than death, disability, retirement, change of control or cause, in the case of the Employee Plan, the Board may in its discretion provide holders with 30 days to exercise vested option and in the case of the D&O Plan, a holder has 30 days or such later date as the Board may fix to exercise vested options;

provided that no option may be exercised following the expiration of the applicable exercise period.

In the event that:

(a)

we amalgamate, consolidate with or merge with or into another body corporate, holders of options under the D&O Plan will, upon exercise thereafter of such option, be entitled to receive and compelled to accept, in lieu of Common Shares, such other securities, property or cash which the holder would have received upon such amalgamation, consolidation or merger if the option was exercised immediately prior to the effective date of such amalgamation, consolidation or merger;

(b)

the exchange or replacement of Common Shares with those in another company is imminent because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the Board may, in its discretion, determine the manner in which all unexercised options, granted under the Plans shall be treated including, for example, requiring the acceleration of the time for the exercise of outstanding Options and of the time for the fulfillment of any conditions or restrictions on such exercise; and

(c)

an offer to purchase all of the Common Shares is made by a third party, the Board may, in its discretion, require the acceleration of the time for the exercise of the options granted under the Plans and of the time for the fulfillment of any conditions or restrictions on such exercise.

The Board may, subject where required to the terms and conditions in the Plans, securities regulators, the TSX and/or AMEX approval, from time to time amend, suspend or terminate the Plans in whole or in part.  Pursuant to the Plans, the Board is specifically authorized to amend or revise the terms of the Plans without obtaining Shareholder approval in the following circumstances:

(a)

to change the vesting provisions;

(b)

to change the termination provisions of the options or Plan which does not extend beyond the original expiry date;

(c)

to amend the eligibility requirements of eligible participants which would have the potential of broadening or increasing insider participation;

(d)

to add cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying Common Shares from the reserved Common Shares;

(e)

to add a deferred or restricted share unit or any other provision which results in an eligible participant receiving securities while no cash consideration is received by the Company; and

(f)

other amendments of a housekeeping nature.

Pursuant to the TSX requirements, shareholder approval is required for amendments that involve:

(a)

amendments to the number of securities issuable under the arrangement, including an increase to a fixed maximum, increase to a fixed maximum percentage or a change from a fixed maximum number to a fixed maximum percentage (an increase does not include reloading after exercise provided that the fixed maximum is not increased);

(b)

the introduction of a provision permitting reloading upon exercise;

(c)

the addition of any form of financial assistance;

(d)

any amendment to the financial assistance provision which is more favourable to participants;

(e)

in circumstances where the amendment could lead to a significant or unreasonable dilution in the issuer's outstanding securities or may provide additional benefits to eligible participants, especially insiders at the expense of the issuer and its existing securityholders.

The exercise price of any outstanding option may not be reduced unless Shareholder approval is obtained.  The Plans and the TSX also requires that disinterested shareholder approval be obtained in accordance with regulatory requirements if the exercise price of any outstanding option granted to an insider is reduced or the exercise period extended to the benefit of insiders.

Subject to certain limited exceptions, shareholder approval is required under the AMEX rules for any “material amendment” to a stock option plan pursuant to which options may be acquired by officers, directors, employees or consultants of an AMEX listed company.  A “material amendment” includes, but is not limited to the following:

(a)

any material increase in the number of shares to be issued under the plan (other than to reflect a reorganization, stock split, merger, spin-off or similar transaction);

(b)

any material increase in benefits to participants, including any material change to:

(i)

permit a repricing (or decrease in exercise price),

(ii)

reduce the price at which shares or options to purchase shares may be offered, or

(iii)

extend the duration of the plan;

(c)

any material expansion of the class of participants eligible to participate in the plan; and

(d)

any expansion in the types or options or awards provided under the plan.

The Plans must be reconfirmed, every three years, by a resolution passed by a majority of the votes cast by Shareholders at a meeting of Shareholders and if the Plan is not reconfirmed by the Shareholders as required by this provision, no further grants of options may be made under the Plan.

In addition, the Plans and any outstanding options thereunder may be amended or terminated by the Board if the amendment or termination is required by any securities regulators, a stock exchange or a market as a condition of approval of a distribution to the public of Common Shares, or to obtain or maintain a listing or quotation of our Common Shares.

The Board may also amend or terminate any outstanding option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however that, the holder of the option must consent to such action if it would materially and adversely affect the holder.

A copy of the Plans may be obtained by any Shareholder by request in writing to our Corporate Secretary at #1188 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

Under a Compromise Agreement, dated September 12, 2005 (the “Afcan Transaction”), we acquired all of the issued and outstanding shares of Afcan Mining Corporation (“Afcan”), a gold mining company listed on the TSX with a late stage development project in the People’s Republic of China.  At the date of the Afcan Transaction, Afcan had in place an incentive stock option plan (the “Afcan Plan”) whereby there were 594,997 options (the “Afcan Options”) outstanding to three employees of Afcan (the “Afcan Employees”) who continued into the employment of Eldorado or Qinghai Dachaidan Mining Limited, a subsidiary of the Company.  Pursuant to the Afcan Transaction and approval of the TSX the Afcan Options were converted and the Afcan Employees received one option (the “New Afcan Option”) for every 6.5 Afcan Options.  A total of 91,538 Afcan Options were converted into New Afcan Options under a separate share reserve in addition to the Plans.  The Afcan Options continue to be directed under the terms and conditions of the Afcan Plan and the option agreements with the Afcan Employees.  The number of Eldorado shares reserved for the New Afcan Options as of today’s date is 91,538.   Terms and conditions of the Afcan Plan are available at www.sedar.com as adopted by the Board of Directors on March 17, 1998 and approved by the shareholders on January 11, 1999 and amendments thereto.

PERFORMANCE GRAPH

The following chart compares the total cumulative shareholder return for CDN$100 invested in common shares of Eldorado with the total cumulative shareholder return of the S&P/TSX Composite Index  and the total cumulative shareholder return of the TSE Gold Index for the period commencing December 31, 2000 and ending December 31, 2005.

COMPENSATION OF DIRECTORS

Directors of the Company who are not officers or employees (the “Independent Directors”) are compensated for their services as directors through a combination of retainer fees and meeting attendance fees. In 2005, the annual retainer fee paid to such directors other than the Chairman of the Board was $20,000 and the annual retainer paid to our Non-Executive Chairman was $30,000.  The Chairman of the Audit Committee received an additional annual retainer of $5,000.  The Chairman of the Corporate Governance and Nominating Committee and the Chairman of the Compensation Committee received an additional annual retainer of $3,000 and Directors receive a fee of $1,500 for each director meeting and $1,500 for each committee meeting attended.  In 2005 Directors who were required to travel to Board and/or Committee Meetings from other countries or cities were paid US$375 per day (the “Travel Allowance”).  At a meeting of the Board on February 2, 2006 it was resolved to amend the Travel Allowance to Cdn$750 per day.  Directors are reimbursed for their incidental expenses incurred in connection with their services as directors.

The Independent Directors were paid the following amounts as directors’ fees and retainer for the year ended December 31, 2005:

Independent Directors	CDN $
John Auston	45,500
Ross Cory	49,250
Robert Gilmore	56,500
Hugh Morris	51,000
Donald Shumka	25,334
Wayne Lenton	48,500
Total Director Compensation	276,084

Pursuant to the Company’s Directors’ Compensation Policy our directors are eligible to participate in the D&O Plan.  The terms of the Directors’ Compensation Policy include the provision of a grant of 100,000 fully vested options to newly elected Directors.  All subsequent options granted to non-executive Directors would be subject to vesting requirements as determined by the Board.  In 2005, Mr. Donald Shumka was appointed to the Board and was granted 100,000 options pursuant to the Directors’ Compensation Policy.  Each option entitles Mr. Shumka to acquire one common share at the exercise price of Cdn$3.00 per share until April 28, 2010.  See “Incentive Stock Option Plans” for a description of the terms and conditions that apply to the Options.

DIRECTORS AND OFFICERS INDEMNIFICATION AND INSURANCE

There was no indemnification payable this financial year to our directors or officers.

We maintain liability insurance for our directors and officers in the aggregate amount of US$20,000,000 subject to a US$250,000 deductible loss payable by us.  The premium, in the amount of US$265,650 was paid by us for the period from July 1, 2005 to July 1, 2006.  The Company, on an annual basis, examines the relevancy of the liability insurance and determines if the amount or the terms of the policy should be adjusted.

CORPORATE GOVERNANCE

Major regulatory changes in respect of corporate governance have recently come into effect.  In particular, the Canadian Securities Administrators (the “CSA”) have issued National Policy 58-201 - Corporate Governance Guidelines and National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”).  The TSX also requires each listed company to discuss its approach to corporate governance annually in accordance with the NI 58-101.  Additional changes also have arisen from the U.S. Sarbanes-Oxley Act of 2002, and the subsequent rules and regulations, adopted by the U.S. Securities and Exchange Commission and the rules and regulations recently adopted by the AMEX.

In 2006 the Board formed the CGNC and appointed three Independent Directors to the CGNC.  In its role of corporate governance the CGNC monitors the various changes and proposed changes to corporate governance regulations and guidelines and, where appropriate amends its corporate governance practices to maintain a best practices approach to corporate governance matters. The Board believes that our practices are consistent with and in some cases go beyond most corporate governance rules and guidelines as recommended by the securities commissions and stock exchanges in the jurisdictions where the Company’s shares are listed.

The following describes the Company’s corporate governance practices in accordance with the disclosure requirements of  Proposed NI 58-101.

Board of Directors

The Board is currently comprised of seven Directors, six of whom are independent and the seventh is the CEO.  A director is considered independent if he has no direct or indirect material relationship with the Company, which in the view of the Board could reasonably be expected to materially interfere with the exercise of the director’s independent judgment.  The Board of Directors approved the Terms of Reference for a Director on February 2, 2006.  These Terms of Reference can be found on the Company’s website at www.eldoradogold.com and attached to this Information Circular as Schedule C.

Meaning of independence is defined by the following:

1)

A Director is independent if he or she has no direct or indirect material relationship with the issuer.

2)

A “material relationship” is a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a Director’s independent judgment.

3)

Despite (2) above, the following individuals are considered to have a material relationship with the issuer.

a)

an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

b)

an individual whose family member is, or has been within the last three years, an executive officer of the issuer;

c)

an individual who:

i.

is a partner of a firm that is the issuer’s internal or external auditor;

ii.

is an employee of that firm; or

iii.

was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

The Board has determined that the six directors identified below, including our Chair, are Independent Directors:

John Auston	Independent
Ross Cory	Independent
Robert Gilmore	Independent
Wayne Lenton	Independent
Hugh Morris, Chairman	Independent
Donald Shumka	Independent

Paul Wright, our President & Chief Executive Officer is a member of our management and therefore is not an Independent Director.

The Board is satisfied that its current number of directors is appropriate, providing a diversity of views and experience while maintaining effective stewardship. The Board believes that the composition of the Board fairly represents the interests of Shareholders.

The Independent Directors hold regularly scheduled meetings at which members of management are not in attendance (“In Camera Meetings”).  In 2005, the Independent Directors held three In Camera Meetings.   An Independent Director of  the Company is appointed at the In Camera Board Meetings to take and maintain the Minutes of such meetings.

Our Board expects that all directors should attend all meetings of the Board and all meetings of each committee on which a director is a member.  The following table summarizes the attendance of Board members from January 1, 2005 to the date hereof:

Name	Board Meetings Attended
John Auston	8of 9
Ross Cory	9 of 9
Robert Gilmore	9 of 9
Wayne Lenton	9 of 9
Hugh Morris, Chairman	7 of 9
Donald Shumka(1)	4 of 9
Paul Wright	9 of 9

(1) Mr. Shumka was appointed to the Board of Directors on April 28, 2005.

Certain of our Independent Directors are also directors of other reporting issuers in Canada.  Refer to the Independent Directors personal information on pages 5 & 6 of this circular.

The Chairman of the Board is the chief administrative officer of the Board of Directors, responsible for providing strategic and tactical leadership to the Directors and for ensuring the smooth functioning of the Board’s processes.

Board Mandate

The principal role of our Board of Directors is stewardship of the Company, with its fundamental objective being the creation of shareholder value, including the protection and enhancement of the value of the Company’s assets.  The stewardship responsibility means that the Board oversees the conduct of the business and supervises Management, which is responsible for the day-to-day conduct of the business.  The Board shall assess and monitor the systems in place to manage the risks of the Company’s business with the objective of safeguarding the Company’s assets.  In its supervisory role, the Board sets the attitude and disposition of the Company towards ethics, risk management, compliance with applicable laws and regulatory policies, environmental, safety and health practices and procedures, financial practices, disclosure and reporting.  In addition to its primary accountability to shareholders, the Board is also accountable to securities and regulatory authorities in the jurisdictions where the Company is listed, and other stakeholders, such as employees, contractors, communities, and the public.  The Board requires that there are long-term goals and strategic planning processes in place, to which the Board brings objectivity and judgment.  The Board is responsible for approval of the corporate strategy and for monitoring the Company’s processes.   The Board of Directors is responsible for succession planning for the Board and for the CEO.  The complete Terms of Reference for our Board of Directors are attached as Schedule “B” to this Information Circular and can be found on our website www.eldoradogold.com or by contacting our Corporate Secretary.  These Terms of Reference include the Mandate of the Board of Directors.

Position Descriptions

The Board has developed Terms of Reference for Directors.  Such Terms of Reference are reviewed annually for compliance with corporate governance regulations and guidelines of the securities regulators and stock exchanges in the jurisdictions where the Company is listed. The Terms of Reference for Directors delineate the roles and responsibilities of the Chair of the Board and of the Chair of each Committee.   The Terms of Reference were last approved by the Board of Directors on February 2, 2006 and are attached to this Information Circular  The position description for the CEO has been developed and approved by the Board of Directors and is renewed annually by the Compensation Committee as part of the CEO’s evaluation process.

Orientation and Continuing Education

The Board has a formal process for the orientation of new Independent Directors regarding the role of the board, its Committees and its Directors and the nature of operations of the business.   Each newly elected Independent Director is provided with one-on-one orientation by each of the senior executive officers and departmental heads and receives a Director’s binder that includes information pertinent to his/her role as a Director of the Company.  In addition, monthly management reports, presentations by the President & CEO at regularly scheduled Board Meetings, annually scheduled presentations by our international senior management and relevant site visits to our development projects and operations provide our Directors with updated information on the Company’s activities.

Information is available to the Board concerning continuing education for its Directors.   The President & CEO reports to the Board on an informal and formal basis regularly.  Departmental managers who can provide insight because of personal involvement, and/or certain of our advisors and consultants are invited to attend meetings of the Board on a regular basis to relay information pertinent to our business activities.

Ethical Business Conduct

Eldorado Gold Corporation and its subsidiaries and affiliates are committed to the highest standards of legal and ethical business conduct.  This Code of Business Conduct and Ethics (the “Code”), adopted on October 27, 2004 by the Board of Directors summarizes the legal, ethical and regulatory standards that we follow and is a reminder to our directors, officers and employees (“Representatives”), of the seriousness of that commitment.  Compliance with this Code and high standards of business conduct is mandatory for every Representative.  The Board does not monitor compliance with the Code, but rather relies on the oversight of the Company’s Internal Controls to monitor  compliance with the Code.

The Code is available on our website www.eldoradogold.com and on SEDAR at www.sedar.com under the Company’s name.  In addition, a copy of the Code can be obtained from our Corporate Secretary by request in writing to Suite 1188 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5 or e-mail dawnm@eldoradogold.com.  The Code is posted in each of our offices and operations and all Representatives are required to both acknowledge their understanding of the terms of the Code and to attest to their compliance with those terms on an annual basis.  The acknowledgement and agreement to the Code forms part of the Company’s employment agreements.

Pursuant to the Code we have adopted a “Whistle Blower” policy whereby Representatives can report suspected illegal or unusual behaviour by other Representatives.  Representatives are able to report in confidence any known or suspected violations of laws, governmental regulations or this Code to the Chair of our Audit Committee.  Additionally, Representatives may contact the Chair of our Audit Committee or our Corporate Secretary with a question or concern about this Code or a business practice.  Any questions or violation reports will be addressed immediately and seriously, and can be made anonymously.  The contact details where Representatives can report suspected violations and guidelines are listed in the attachment to the Code.

We will not allow any retaliation against a Representative who acts in good faith in reporting any violation.

The Chair of our Audit Committee or our Corporate Secretary will investigate any reported violations and will determine an appropriate response, including corrective action and preventative measures when required.  All reports will be treated confidentially to every extent possible.

The Board takes appropriate measures to exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer may have a material interest.  Where appropriate, directors absent themselves from portions of Board or Committee Meetings to allow independent discussion of points in issue.

Each Director is responsible for understanding the roles and responsibilities of the Board as a whole and of a Director as mandated in the respective Terms of Reference for each and in our Code.  In this manner the Board encourages and promotes a culture of ethical business conduct.

The Board has in place a policy whereby individual directors are able to engage any outside advisors at the Company’s expense that he/she may determine is necessary in order to assist in fulfilling its responsibilities.  The engagement and payment by the Company for the services of an outside advisor are subject to approval by the Chairman of the Audit Committee or the Chairman of the CGNC.

Nomination of Directors

The Independent Directors are responsible for the identification and nomination of new candidates for the Board.  The Directors annually participate in discussions designed to identify skill sets and individuals that would enhance the proficiency of the Board In 2005, we formed the CGNC that consists of three Independent Directors who are responsible for the nominating process.  Terms of Reference for the CGNC have been written in accordance with corporate governance regulations and guidelines of the securities regulators and stock exchanges in the jurisdictions where the Company has its securities listed and are attached as Schedule “A” hereto and can be found on our website at www.eldoradogold.com.  The Terms of Reference establish the process of identifying, recruiting, nominating and appointing directors.  In addition, all incumbent directors complete an annual questionnaire that is designed to assess the Board as a whole and to provide a opportunity for discussion on the structure and composition of the Board.

Assessments

Annually the CGNC distributes a directors’ questionnaire (“Directors’ Questionnaire”) to be completed by all Directors of the Company.  The Directors Questionnaire is designed to assist the Board in assessing the Directors, the Board and its Committees to determine the effectiveness of the Board as a whole.  The results of the Directors Questionnaire are tabulated and recommendations for the coming year are made to the Board based on the results of the responses.

Board Committees

The Board has established three committees of directors, being the Compensation Committee, the Audit Committee and the CGNC.  Each of the Committees is composed entirely of Independent Directors.   Terms of Reference for the Committees are attached to this Information Circular as Schedule A.

Compensation Committee

As noted above, the Compensation Committee is currently composed of three Independent Directors.   Mr. Wayne Lenton is the Chair of the Committee.  Messrs. Auston and Gilmore served as members of the Committee from 2005-2006.

The Compensation Committee develops, reviews and monitors director and executive compensation and policies.  Terms of Reference for the Compensation Committee address the description of responsibilities, powers and operations of the Compensation Committee and are attached as Schedule “A” hereto and are available on our website www.eldoradogold.com or by contacting our Corporate Secretary.    The Compensation Committee met 6 times in 2005 with all Members of the Committee in attendance at each meeting.

The Compensation Committee annually reviews the composition of the compensation packages and determines the adequacy of the compensation packages for senior executives of the Company.  The Compensation Committee is also responsible for the review of the Directors cash and equity compensation and makes recommendations to the Board of Directors in such regard.  The Compensation Committee makes its recommendations to the Board based upon the review of independent compensation surveys including the Coopers Consulting 2005 Mining Salary Survey Corporate Report – Canada, the Western Compensation & Benefits 2005 National Executive Compensation Survey, the Patrick O’Callaghan and Associates and Korn  Ferry International Report on Corporate Board Governance and Director Compensation – a Review of 2005 together with  publicly available information on the types of compensation paid to senior executives and Directors within our peer group.  In 2005 the Compensation Committee did not engage an independent consultant.

Audit Committee

The Audit Committee is currently composed of four Independent Directors.  Robert Gilmore is the Chair of the Committee and Messrs. Ross, Morris and Shumka served as members from 2005-2006.  Each of the members of the Committee is financially literate (For particulars on the experience and education of the members of our Audit Committee please refer to pages 5 & 6 of this Information Circular.)  The Audit Committee met 5 times in 2005.  All members were in attendance at each of the Audit Committee Meetings.

The Audit Committee is responsible for the oversight of financial reporting, internal controls and certain public disclosure documents.  The Audit Committee also recommends the appointment of our external auditors, reviews the annual audit plan and auditor compensation, reviews hiring policies regarding former staff and auditors.   In 2005 the Audit Committee approved non-audit services provided by the Company’s external auditors PricewaterhouseCoopers LLP (“PWC”).   In October 2005 the Audit Committee determined that beginning in 2006, all future non-audit services be performed by audit firms and/or consultants other than PWC.

See “Audit Committee” in our annual information form and Schedule A in this Information Circular Terms of Reference – Audit Committee, for particulars regarding our Audit Committee’s charter and the Audit Committee’s pre-approval policies and procedures for non-audit consultant services and the service fees paid to our Auditor as well as other related matters.   The Terms of Reference are also available on our website www.eldoradogold.com or by contact our Corporate Secretary.

Corporate Governance & Nominating Committee

The CGNC was formed in 2005 to oversee and monitor the Company’s corporate governance policies and practices, to identify, propose and nominate candidates for election as directors and to recommend a slate of nominees for election at the Company’s annual shareholders meeting on behalf of the Board and to report on the CGNC’s activities on a regular and timely basis to the Board.   The Chair of the CGNC is Mr. Ross Cory and Messrs. Auston and Morris served as members from 2005-2006.  The Terms of Reference for the CGNC are attached as Schedule A  to this Information Circular.  The CGCN was formed in the fourth quarter of 2005 and therefore met informally on several occasions.  In 2005 the CGNC met one time as a formal meeting constituted for the purpose of the business of the CGNC.

Other Matters

Environmental

In 2005, the Board, as whole, held the responsibility for overseeing and approval of recommendations for actions, development programs and procedures to monitor that the Company’s environmental, health and safety practices were adhered to and achieved, and, if necessary, to propose changes in the Company’s practices from time to time as may be warranted to keep pace with environmental, health and safety regulations, trends or developments in the mining industry and in the jurisdictions in which we operate.  The Board reviews Environmental, Health & Safety Reports quarterly at regularly scheduled Board meetings.

APPOINTMENT OF AUDITORS

In accordance with the recommendation of the Audit Committee, the Board recommends that at the Annual Meeting the Shareholders vote for the reappointment of PricewatehrouseCoopers LLP (“PWC”) as the Company’s auditors to hold office until the next annual general meeting of Shareholders and that the Shareholders authorize the Board to fix the remuneration of the auditors. PWC were first appointed as our auditors in 1992 and have since then served as our auditors.

Fees for audit-related and non-audit services paid to PWC in 2005 are as follows:

Total Audit Fees

$345,086

Audit Related Services

$133,192

Taxation Services                  $21,809

In 2005 the Audit Committee resolved that, beginning in 2006, the Company engage another service provider for all non-audit related services, and that PWC be engaged only for audit and audit-related services.

AMENDMENT OF SHAREHOLDERS RIGHTS PLAN

At the Meeting, Shareholders will be asked to consider and, if considered appropriate, pass an ordinary resolution approving an amended and restated shareholder rights plan (the “Amended and Restated Rights Plan”) between the Company and Computershare Investor Services Inc. to be dated as of May 4, 2006.

The Company originally entered into a shareholders rights plan agreement on November 14, 1996 (the “Rights Plan”).  The Rights Plan (the “Amended Rights Plan”) was subsequently amended and reconfirmed at the Shareholders meeting held on May 29, 2002.   Once reconfirmed, the Amended Rights Plan was to remain in effect until the expiration of the Plan on November 19, 2006, unless terminated earlier. We wish to amend and restate the Amended Rights Plan to address current trends and make other changes as described below, including the adoption of a new termination date.

The key amendments proposed to be made to the Amended Rights Plan are as follows:

  the termination date of the Amended Rights Plan will be extended to the earlier of (a) the time of termination of the Company’s 2012 annual meeting; and (b) December 31, 2012, subject to the reconfirmation of the Amended and Restated Rights Plan within 3 years of obtaining shareholder approval of the Amended and Restated Rights Plan;

  the definition of “Exercise Price”  under the Amended Rights Plan, which is based on a set price, will be replaced in the Amended and Restated Rights Plan with a price that will be based on a multiple of two times the current market price of the Common Shares rather than a set price;

  certain permitted lock up agreements will be exempted from the terms of the Amended and Restated Rights Plan;

  the minimum take over bid period in the definition of “Permitted Bid” in the Amended Rights Plan will be reduced from 75 days to 60 days in the Amended and Restated Rights Plan;

  the exchange option provision, which permits the Board to issue securities or other assets in respect of a right at any time after a flip-in event has occurred, without seeking the approval of holders of shares or rights, currently in the Amended Rights Plan, has been removed from the Amended and Restated Rights Plan; and

  the Board currently has broad discretion in the Amended Rights Plan to redeem all of the outstanding Rights at a price of $0.0001 per Right at any time prior to the Amended Rights Plan being triggered as a result of a flip-in event; under the Amended and Restated Rights Plan, the Board will need to obtain the prior approval of Shareholders (or holders of Rights, if applicable).

The complete text of the Amended and Restated Rights Plan is set out in Schedule D hereto and the foregoing description of the key changes is qualified in its entity by reference to the complete text contained therein.

Pursuant to Section 6.4(b) of the Amended Rights Plan, amendments to the Amended Rights Plan require approval by a majority of the votes cast by Independent Shareholders, as defined in the Amended Rights Plan, present or represented at and entitled to be voted at a meeting of the holders of Common Shares.  The term “Independent Shareholders” is defined to exclude, among others, prospective acquirors (holds or exercises control of 20% or more of the outstanding voting shares of the Company) and plans for the benefit of employees of the Company.

The Amended and Restated Rights Plan is subject to TSX approval.  The TSX also requires that the Amended and Restated Rights Plan be approved by the majority of the votes cast by the Shareholders at the meeting and by the Shareholders other than any Shareholder that, directly or indirectly, on its own or in concert with others, holds or exercises control over more than 20% of the outstanding voting shares of the Company, if any; and any of their associates, affiliates and insiders.

To the Company’s knowledge, as of the date hereof, all of the Shareholders are Independent.

The Board of Directors has determined that the Amended and Restated Rights Plan is in the best interests of the Company and its Shareholders and unanimously recommends that Shareholders vote in favour of approving the Amended and Restated Rights Plan. The Company has been advised that the directors and senior officers of the Company intend to vote all Common Shares held by them in favour of the Rights Plan Amendment Resolution (as defined below).  If the Amended and Restated Rights Plan is not approved by the Shareholders, the Amended Rights Plan will continue to remain in effect until November 19, 2006, unless terminated earlier.

The Shareholders and Independent Shareholders are being asked to consider and vote upon a resolution to approve the Amended and Restated Rights Plan as follows:

“BE IT RESOLVED, as an ordinary resolution of the shareholders of Eldorado Gold Corporation (the “Company”), that:

1.

The amended and restated shareholder rights plan agreement (the “Agreement”) between the Company and Computershare Investor Services Inc. to be dated as of May 4, 2006, as set out in Schedule D hereto, be and is hereby approved with an effective date of May 4, 2006.

2.

Any one or more directors or officers of the Company be and are hereby authorized and directed, for and on behalf of the Company, to take all necessary steps and proceedings, and to execute and deliver or file the Agreement, and any all other agreements, documents and instruments and to do all such other acts and things as are required or as may be necessary to give full effect to or carry out the provisions of the above resolution.”

(the “Rights Plan Amendment Resolution”)

Passage of the Rights Plan Amendment Resolution will require approval by a majority of the votes cast on the matter at the Meeting by the Independent Shareholders and the Shareholders.  Unless otherwise instructed the Management Nominees named in the enclosed form of Proxy will vote “FOR” the Rights Plan Amendment Resolution.

The following description of the characteristics and terms of the Amended and Restated Rights Plan generally is qualified in its entirety by reference to the complete text of the Amended and Restated Rights Plan which accompanies this Information Circular as Schedule D. All capitalized terms used in the following description but not otherwise defined herein are defined in the Amended and Restated Rights Plan.

Background to the Amended and Restated Rights Plan

The Amended and Restated Rights Plan was designed to protect Shareholders from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all Shareholders equally or fairly nor afford all Shareholders an equal opportunity to share in the premium paid upon an acquisition of control.  It was also designed to provide the Board of Directors with sufficient time, in the event of a public take-over bid or tender offer for the Common Shares, to pursue alternatives which could enhance shareholder value.  These alternatives could involve the review of other take-over bids or offers from other interested parties to provide Shareholders desiring to sell their Common Shares with the best opportunity to realize the maximum sale price for their Common Shares.  In addition, with sufficient time, the Board of Directors would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring.  The need for time is paramount if there is to be any real ability on the part of the directors to consider these alternatives.

The Amended and Restated Rights Plan is not intended to prevent a take-over or deter fair offers for securities of the Company but rather to facilitate the maximization of shareholder value should anyone seek to acquire control.  Furthermore, it was designed to encourage anyone seeking to acquire control of the Company to make an offer that represents fair value to all holders of all Common Shares and to provide a framework within which Shareholders can make a fully informed decision regarding any such offer, within a reasonable time frame, having regard for the possibility that alternatives could be forthcoming which may enhance shareholder value.

Approval of the Amended and Restated Rights Plan is not sought in response to or in anticipation of any pending or threatened take-over bid or offer for the Common Shares of the Company. Other than as disclosed in this Information Circular, the Board of Directors does not have any current intention of implementing any other proposal having an anti take-over effect.

Potential Advantages of the Amended and Restated Rights Plan

The Board of Directors believes that the Amended and Restated Rights Plan will encourage persons seeking to acquire control of the Company to do so by means of a public take-over bid or offer available to all Shareholders, on an equal basis, regardless of the size of their holdings.

In addition, the Board of Directors believes that under the current rules relating to take-over bids and tender offers in Canada there may not be sufficient time for the directors to explore and develop alternatives for the Shareholders such as possible higher offers or corporate reorganizations or restructurings that could maximize shareholder value.  Under current rules, a take-over bid must remain open in Canada for a minimum of 35 days.  Accordingly, the directors believe the Amended and Restated Rights Plan continues to be an appropriate mechanism through which they will be able to discharge their responsibility to assist Shareholders in responding to take-over bids or tender offers.

The Board of Directors continues to believe that the Amended and Restated Rights Plan will not adversely limit the opportunity for Shareholders to dispose of their Common Shares through a take-over bid or tender offer which provides fair value to all Shareholders.  The directors will continue to be bound to consider fully and fairly any bona fide take-over bid or offer for Common Shares of the Company and to discharge that responsibility with a view to the best interests of the Shareholders.

Potential Disadvantages of the Amended and Restated Rights Plan

Because the Amended and Restated Rights Plan may increase the price to be paid by an acquiror to obtain control of the Company and may discourage certain transactions, adoption of the Amended and Restated Rights Plan may reduce the likelihood of a take-over bid being made for the outstanding Common Shares.  Accordingly, the Amended and Restated Rights Plan may deter some take-over bids that Shareholders might wish to receive.

Summary of the Amended and Restated Rights Plan Characteristics

The Amended and Restated Rights Plan has a Permitted Bid feature that allows a take-over bid to proceed in the face of the Amended and Restated Rights Plan provided it meets certain minimum standards of fairness and disclosure, even if the Board of Directors does not support the bid.  The Amended and Restated Rights Plan does not require a special Shareholders' meeting to be called to approve a Permitted Bid.

Upon a person or related group making a Take-over Bid, or acquiring Beneficial Ownership of 20% or more of the outstanding Common Shares, other than through certain "Permitted Bid Acquisitions" (as discussed below) including a Permitted Bid or Competing Permitted Bid, or on terms otherwise approved by the Board of Directors, the Rights entitle their holders (other than the acquiror) to acquire Common Shares at a 50% discount from the then prevailing market price, with the result that the acquiror may suffer substantial dilution of its interest in the Company.

The dilutive effects of the Rights are not triggered by a Permitted Bid or Competing Permitted Bid, which are each a Take-over Bid made to all Shareholders by take-over bid circular prepared in compliance with applicable laws and certain additional conditions (as set forth below).  The "permitted bid" concept, which is found in most of the shareholder rights plans adopted in Canada, is intended to permit Shareholders to review and decide upon a take-over bid for themselves, while establishing a minimum standard of fairness and giving Shareholders and the Board of Directors sufficient time to evaluate the Permitted Bid or Competing Permitting Bid.

The Amended and Restated Rights Plan does not require that a special meeting of Shareholders be called to approve a Permitted Bid or Competing Permitted Bid.  Instead, Shareholders who favour the bid indicate their approval simply by tendering their Common Shares to it.  If Shareholders independent of the bidder tender shares representing more than 50% of the Common Shares then outstanding by the end of the minimum initial tender period of 60 days, the bid must be extended for a further period of 10 days to allow initially non-tendering Shareholders to tender their Common Shares to the bid if they so choose.  The initial tender of Common Shares by a Shareholder pursuant to a Permitted Bid acts as a surrogate for the costly and rather cumbersome process of requiring a Shareholder vote at a special Shareholders' meeting.  As with a Shareholder vote, there is no coercion to tender during the initial 60-day period as the bid, by definition, must be open for acceptance for at least 10 days after expiry of the initial tender period.  Of course, the Board of Directors may call a Shareholders' meeting at any time should it believe that a meeting would be beneficial to the Shareholders.

The Amended and Restated Rights Plan does not in any way detract from or lessen the duty of the Board of Directors to act honestly and in good faith in the best interests of the Company and to consider an offer in accordance with that duty.  It is not the intention of the Board of Directors to secure the continuance of existing directors or officers in office to avoid an acquisition of control of the Company in a transaction that is fair and in the best interests of the Company and its Shareholders, or to avoid the fiduciary duties of the Board of Directors or of any director.  The proxy mechanism of the CBCA is not affected by the Amended and Restated Rights Plan, and a shareholder may use his/her statutory rights to promote a change in the management or direction of the Company, including the right of Shareholders holding not less than 5% of the outstanding Common Shares to requisition the Board of Directors to call a meeting of Shareholders.

Consistent with the Board’s responsibility to negotiate in the best interests of the Company and in that regard provide the opportunity for any prospective acquiror to negotiate in good faith with the Board of Directors, until the occurrence of a Flip-in Event, the Board of Directors may determine to waive the application of the provisions of the Amended and Restated Rights Plan to any transaction that would otherwise be subject to those provisions, but if they do, they must waive the application of the Amended and Restated Rights Plan to any other Take-over Bid occurring within 60 days of such waiver.

If a bidder does not wish to make a Permitted Bid or Competing Permitted Bid, he can negotiate with and seek prior approval of the Board of Directors to make an offer on terms which the Board of Directors considers fair to all Shareholders.  In such circumstances, the Board of Directors may waive the application of the Amended and Restated Rights Plan and allow the offer to proceed without dilution to the bidder.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, none of our directors or senior officers, nor any person who has held such a position since the beginning of our last completed financial year, nor any proposed nominees for election as a Director of the Company, nor any of their respective associates or affiliates, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors and the appointment of auditors.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

We are not aware of any material interest, direct or indirect, of any Shareholder who holds more than 10% of the voting rights attached to the Common Shares, any proposed nominee for election as a director, any director or officer of the Company or subsidiary of the Company or any Shareholder who holds more than 10% of the voting rights attached to the Common Shares of the Company or any associate or affiliate of any of the foregoing, in any transaction which has been entered into since the commencement of our most recent completed financial year or in any proposed transaction which, in either case, has materially affected or will materially affect us or any of our subsidiaries.

SHAREHOLDERS PROPOSALS

Pursuant to Section 137 of the CBCA, any notice of a Shareholder proposal intended to be raised at next year’s annual meeting of Shareholders of the Company must be submitted to the Company at its registered office, to the attention of the Secretary, on or before December 29, 2006, to be considered for inclusion in the management proxy circular for the annual meeting of the Shareholders next year.

It is our position that Shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.

ADDITIONAL INFORMATION

Additional information relating to us is available at www.sedar.com under our name.  Financial information is provided in our comparative financial statements and MD&A for our most recently completed financial year.  Copies of our financial statements and Management Discussion & Analysis can be obtained from our Corporate Secretary by contacting the Corporate Secretary in writing at Suite 1188 – 550 Burrard Street, Vancouver, British Columbia V6C 2B5 or by e-mail at dawnm@eldoradogold.com.  Copies of such documents will be provided to Shareholders free of charge.

OTHER MATTERS

The Management knows of no other matters to come before the Meeting of Shareholders other than those referred to in the Notice of Meeting.   However, if any other matters which are not known to the Management shall properly come before the said Meeting, the form of proxy given pursuant to the solicitation by Management will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

APPROVAL

The contents and sending of this Information Circular have been approved by our directors.

BY ORDER OF THE BOARD OF DIRECTORS

“Paul N. Wright”

Paul N. Wright
President & Chief Executive Officer